[redacted]

SECURI 08026330 ISSION

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

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SEC FILE NUMBER
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AB*
3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DELTEC ASSET MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 FIFTH AVENUE, 18th FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZUPPELLO (212) 546-6285
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN ZUPPELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTEC ASSET MANAGEMENT LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

Signature

SENIOR MANAGING DIRECTOR
Title

Notary Public

JAMES M. COLLEARY
Notary Public, State of New York
No. 52-4600543
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Nov. 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTEC ASSET MANAGEMENT LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Deltec Asset Management LLC:

We have audited the accompanying consolidated statement of financial condition of Deltec Asset Management LLC (the "Company") as of December 31, 2007. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deltec Asset Management LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 22, 2008

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents		$ 1,095,309
Restricted cash equivalents		868,909
Securities owned, at market value		8,553,812
Receivable from clearing broker		6,996,719
Accrued management fees and other receivables		2,319,952
Deposit with clearing broker		250,000
Investment in and advance to non-controlling affiliated partnership		901,206
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $257,547		277,800
Other assets		335,992
Consolidated affiliated partnerships:		
Cash	$ 12	
Securities owned, at market value	132,739,566	
Investment in master fund entity	75,258,323	
Receivable from master fund entity	8,296,495	
Receivable from clearing broker	23,802,214	
Receivable from brokers for unsettled trades	376,934	
Accrued interest and dividends receivable	1,391,999	
Other assets	197	241,865,740
TOTAL ASSETS		$ 263,465,439

LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities		$ 1,737,859
Excess of fair value of net assets acquired over cost		124,747
Consolidated affiliated partnerships:		
Securities sold, but not yet purchased, at market value	$ 1,037,775	
Accounts payable and accrued liabilities	196,142	
Payable to withdrawing partners	8,570,495	
Payable to broker for unsettled trade	2,211	9,806,623
Total liabilities		11,669,229
MINORITY INTERESTS IN CONSOLIDATED AFFILIATED PARTNERSHIPS		225,487,316
MEMBERS' EQUITY		26,308,894
TOTAL LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY		$ 263,465,439

See notes to consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION

Deltec Asset Management LLC (the "Company"), a Delaware limited liability company, was formed on February 1, 2000 to acquire the assets and business of Deltec Asset Management Corporation ("DAMC"), a securities broker - dealer and investment advisor. The Manager of the Company is Blue Tee Partners, LLC ("Blue Tee"), a Delaware limited liability company.

On September 29, 2000, DAMC merged with and into the Company. The Company has accounted for the merger as a purchase transaction and has recorded the difference between the purchase consideration and the estimated fair value of the net assets acquired as excess of fair value of net assets acquired over cost, to be recognized as the underlying assets are disposed of and/or amortized. Prior to the merger, the Company's operations were limited to organizational activities.

All references to the Company in the accompanying consolidated statement of financial condition include the Company and its wholly owned subsidiary, Deltec Partners, LLC.

2. BUSINESS

The Company provides securities brokerage and investment advisory services to its customers and also engages in securities trading and investing for its own account. The Company does not carry customer accounts and clears all customer and proprietary security transactions on a fully disclosed basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Deltec Partners LLC, after the elimination of intercompany transactions and balances.

Cash equivalents are defined as short-term, highly liquid investments with original maturities when purchased of three months or less.

Financial instruments are carried at fair value or at amounts which approximate fair value.

Securities owned are carried at market value and, where there is no market on a securities exchange or no publicly quoted market, at estimated fair value, as determined by management.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The investment in a non-controlling affiliated partnership is carried at cost plus equity in earnings.

Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using estimated useful lives of 5 to 10 years.

No provision has been made for federal or state income taxes in the accompanying consolidated statement of financial condition as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

In May 2003, The Financial Accounting Standards Board ("FASB") issued SFAS 150 which establishes how an issuer classifies and measures certain financial instruments with the characteristics of liabilities and equity. SFAS 150 became effective for mandatorily redeemable financial instruments of non public entities in the first fiscal period beginning after December 15, 2003. Effective January 1, 2007, the Company's operating agreement was amended. The amended agreement eliminated mandatory redemption provisions related to members' interests totaling $2,554,078. Such interests have been reclassified as members' equity in the accompanying consolidated statement of financial condition.

Financial Accounting Standards Board ("FASB") Interpretation 46, "Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements," to variable interest entities ("VIE"), ("FIN 46"), which was issued in January 2003 and revised in December 2003 ("FIN 46R"), defines the criteria necessary to be considered an operating company (i.e., voting interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries, ("SFAS 94") should be applied. As required by SFAS 94, the Company has adopted these provisions by consolidating the operating companies in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Significant influence generally is deemed to exist when a company owns 20% to 50% of the voting equity of an operating entity.

Minority interests in the accompanying consolidated statement of financial condition represent the minority owner's share of the equity of the consolidated affiliated partnerships.

In September 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 157 will have a material effect on the Company's financial position.

4. CONSOLIDATION OF AFFILIATED PARTNERSHIPS

In January 2003, the FASB issued FIN 46, which addressed the application of ARB 51. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interest"). FIN 46 generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that is the primary beneficiary.

An entity is classified as a VIE if (a) total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or (b) its equity investors lack (i) the direct or indirect ability to make decisions about an entity's activities through voting rights or absorb the expected losses of an entity if they occur or (ii) the right to receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of the primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss and may include fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities.

In December 2003, FIN 46R was issued which defines the criteria necessary to be considered an operating company (i.e., voting interest entity) for which the consolidation accounting guidance of SFAS 94 should be applied. As required by SFAS 94, the Company has adopted provisions by consolidating the operating companies in which the Company has a controlling financial interest. The consolidation of these partnerships does not impact the Company's equity or net income. The Company has general partner liability with respect to its interest in each of the consolidated affiliated partnerships. The Company limits this liability through indemnification clauses in the operating agreements of each consolidated affiliated partnership. In addition, the Company is also a limited partner in one of these consolidated affiliated limited partnerships.

The significant elimination entries between the Company and the affiliated partnerships dealt with corresponding investments in consolidated affiliated partnerships and general partners' capital and the investment advisory fee receivables and payables that the Company and the affiliated partnerships have on their respective books and records.

The net equity in the consolidated affiliated partnerships owned by the Company is as follows:

Deltec Emerging Market Equities, L.P.	$2,858,872
Deltec Total Return Bond Fund, L.P.	1,578,027
Deltec Recovery Fund, L.P.	527,235
Deltec Forum Fund, L.P.	468,140
Deltec Latin America Partners, L.P.	320,349
Total net equity in consolidated affiliated partnerships	$5,752,623

These net equity balances represent both the Company's general partner and limited partner capital accounts in the respective affiliated partnerships.

5. NON-CONTROLLING AFFILIATED PARTNERSHIP

The Company is a member of Squam Ventures, L.L.C. which is the general partner of Deltec Special Situations Partners, L.P. The Company does not own any controlling interest in Squam Ventures, L.L.C. The fair value of the Company's interest in this entity was $281,763 at December 31, 2007.

In addition, the Company is also a limited partner of Deltec Special Situation Partners, L.P. At December 31, 2007, the fair value of the Company's limited partnership interest in this entity was $512,176.

6. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker consists primarily of cash deposits which support and facilitate the Company's brokerage and proprietary trading activities.

7. SECURITY POSITIONS

Security positions, at market value, are as follow:

Fixed income obligations	$ 1,185,602
Equity securities	7,368,210
	$ 8,553,812

Fixed income obligations include unregistered foreign debt securities valued at $895,002. Such securities may only be sold under an exemption from registration.

8. EMPLOYEE 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the commencement of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 10% of gross wages or the maximum employee deductible contribution for a defined contribution plan. The Company matches employee contributions up to a maximum of 2% of annual base compensation up to $225,000, and also contributes 3% of annual base compensation up to $225,000 for all employees who have attained age twenty-one and have completed one year of service. In addition, at its sole discretion, the Company may make an annual profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's 3% contribution. Employer matching and discretionary profit sharing contributions vest 100% over a five-year period.

9. COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable leases expiring in 2008 and 2018. Future minimum rental payments required under the lease agreements are approximately as follows:

2008	$ 1,459,000
2009	1,502,000
2010	1,502,000
2011	1,502,000
2012	1,502,000
Thereafter	8,657,000
	$16,124,000

The leases include provisions for escalation.

The Company has two standby letters of credit outstanding totaling $914,000 which are fully collateralized by cash and cash equivalents. The beneficiary of one of the letters of credit in the amount of $146,000 is the lessor of the premises presently occupied by the Company. The Company's obligation to maintain this letter of credit will terminate on the September 20, 2008 expiration date of the lease. The beneficiary of the second letter of credit is the lessor of the office premises to be occupied by the Company sometime in 2008. The Company's obligation to maintain this letter of credit continues through the August 31, 2018 expiration date of the lease.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the "Alternative Net Capital Requirement" permitted by the Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2007, the Company had net capital of $13,175,683 which exceeded the minimum net capital requirement by $12,925,683.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's proprietary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (cont'd)

Further, the Company borrows securities to facilitate the settlement process. When the Company borrows securities it usually provides the counterparty with collateral in the form of cash or other securities. These transactions expose the Company to off-balance-sheet risk arising from the potential that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its counterparties. In addition, the Company may be exposed to similar off-balance-sheet risk arising from liabilities to other counterparties related to unsettled transactions.

The Company from time to time sells securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. Losses may be incurred if the market value of such securities increases.

12. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no customer accounts and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

13. SUBSEQUENT EVENTS

In January and February 2008, capital withdrawals totaling $3,515,000 were made by members of the Company.

****

END